NEWS RELEASE	RUBICON
MINERALS CORPORATION
TORONTO STOCK EXCHANGE SYMBOL: RMX AMEX SYMBOL: RBY	PR06-29 DEC 8, 2006

Rubicon Minerals Corporation Announces Closing of Plan of Arrangement

David W. Adamson, President and CEO of Rubicon Minerals Corporation (RMX.TSX; RBY.AMEX) is pleased to announce that Rubicon has now closed its Plan of Arrangement, effective December 8, 2006.

As a result of the Arrangement, all existing Rubicon Shareholders as of December 19, 2006 (which has been fixed as the Share Distribution Record Date) will be automatically entitled to receive, without further payment or consideration, shares in each of Rubicon, Africo Resources Ltd. and Paragon Minerals Corporation based on the following exchange ratios (subject to minor adjustment in the case of the Africo shares):

•	Rubicon - 1 for 1

•	Africo -10.81 for 1 (each 10.81 shares held in Rubicon as of the Share Distribution Record Date will be exchanged for 1 share of Africo)

•	Paragon - 6 for 1 (each 6 shares held in Rubicon as of the Share Distribution Record Date will be exchanged for 1 share of Paragon)

As a result of the Arrangement, Rubicon’s assets now consist of Rubicon’s Red Lake, Ontario gold assets. Africo’s key asset is the Kalukundi copper-cobalt deposit in the Democratic Republic of Congo (Rubicon held a 39.6% equity interest in Africo prior to the Arrangement). Paragon’s assets consist of Rubicon’s Newfoundland gold and base-metal assets.

Rubicon’s common shares will continue to trade on the TSX and AMEX under the symbols RMX and RBY, respectively. The common shares of Africo will trade on the TSX under the symbol ARL and the common shares of Paragon will trade on the TSX Venture Exchange under the symbol PGR, subject in both cases to satisfaction of customary stock exchange conditions, including filing of all required documentation with the TSX and TSX Venture Exchange, respectively. The TSX and the TSX Venture Exchange will each respectively issue a notice confirming the date on which each of these securities will be posted for trading.

The Effective Date of the Arrangement, December 8, 2006, is the date on which the Arrangement became legally effective. The Share Distribution Record Date, December 19, 2006, is the date which has been fixed in consultation with the TSX to establish a “cut-off date” in order to determine which Rubicon shareholders are entitled to receive shares in the new companies described above. Each Rubicon shareholder who holds Rubicon common shares on that date will receive the appropriate number of shares in Africo and Paragon (as well as retaining such shareholder’s Rubicon shares).

Under the rules of the TSX and AMEX, respectively, Rubicon common shares will commence trading “ex-dividend” with respect to the shares to be distributed under the Arrangement on the opening of trading on December 15, 2006 on the TSX and on December 22, 2006 on AMEX. Accordingly, the last opportunity for investors to purchase Rubicon shares in order to participate in the spin-out will be immediately prior to the close of trading on December 14, 2006 on the TSX and immediately prior to the close of trading on December 21, 2006 on AMEX.

As soon as practicable after the Share Distribution Record Date and in any event no later than December 21, 2006, new share certificates representing the Paragon common shares and Africo common shares will be sent to all registered holders of Rubicon common shares on the Share Distribution Record Date.

After the Share Distribution Record Date, share certificates representing, on their face, common shares of Rubicon will be deemed to represent only Rubicon common shares. Therefore, holders of Rubicon common shares must retain their current Rubicon share certificates as evidence of their ownership of Rubicon common shares. Certificates representing, on their face, Rubicon common shares will continue to constitute good delivery in connection with the sale of Rubicon common shares completed on the facilities of the TSX and AMEX after the Share Distribution Record Date.

Under the Arrangement, no fractional shares will be issued and fractional interests will be rounded down to the nearest whole common share.

Rubicon will be providing further updates and information to its shareholders in due course.

RUBICON MINERALS CORPORATION

David W. Adamson
_________________________________
President & CEO

This news release contains certain statements that may be deemed “forward-looking statements”. All statements in this release, other than statements of historical fact, that address events or developments that the Company expects to occur, are forward looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “intends”, “estimates”, “projects”, “potential” and similar expressions, or that events or conditions “will”, “would”, “may”, “could” or “should” occur. Forward-looking statements in this document include statements regarding: Rubicon’s Plan of Arrangement and in particular post-Effective Date matters such as the distribution of shares of Africo and Paragon and the anticipated commencement of trading of Africo and Paragon’s common shares on the TSX and the TSX Venture Exchanges, respectively. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration success, continued availability of capital and financing, inability to obtain required regulatory or governmental approvals (including satisfaction of listing and other conditions imposed by stock exchanges), and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made. The Company undertakes no obligation to update these forward-looking statements in the event that management’s beliefs, estimates or opinions, or other factors, should change.

These statements are based on a number of assumptions, including, among others, assumptions regarding general business and economic conditions, the timing of the receipt of regulatory and governmental approvals for the transactions described herein, the ability of Rubicon, Paragon, Africo and other relevant parties to satisfy stock exchange and other regulatory requirements in a timely manner, the availability of financing for Rubicon’s, Paragon’s, Africo’s and CopperCo’s proposed transactions and exploration and development programs on reasonable terms and the ability of third-party service providers to deliver services in a timely manner. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause results to differ materially.

For more information, contact Bill Cavalluzzo, VP Investor Relations Toll free: 1.866.365.4706 E-mail: bcavalluzzo@rubiconminerals.com
Rubicon Minerals Corporation Suite 1540-800 West Pender Street, Vancouver BC CANADA V6C 2V6
_______________________________________________________________________________
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.